Exhibit 99.3

SANDSTORM GOLD LTD. Security Class Holder Account Number Form of Proxy - Annual and Special Meeting to be held on Friday, May 10, 2013 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 AM PDT, on Wednesday, May 8, 2013. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: • Smartphone? Scan the QR code to vote now. www.investorvote.com If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold 04MA13055.E.sedar/000001/000001/i

 Fold Fold Appointment of Proxyholder I/We, being holder(s) of SANDSTORM GOLD LTD. hereby appoint: NOLAN WATSON, or failing him, DAVID AWRAM, or failing him, DAVID E. DE WITT, OR Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of SANDSTORM GOLD LTD. to be held in the Pacific Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, B.C., on Friday, May 10, 2013 at 10:00 AM PDT and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. A R 1 8 6 5 3 6 1 S D O Q 1. Number of Directors To set the number of Directors at five (5). For Against 2. Election of Directors 01. NOLAN WATSON For Withhold 02. DAVID AWRAM For Withhold 03. DAVID E. DE WITT For Withhold 04. ANDREW T. SWARTHOUT 05. JOHN P.A. BUDRESKI 3. Appointment of Auditors Appointment of DELOITTE LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 4. Unallocated Options Under Rolling 10% Stock Option Plan To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated options under the Company’s Rolling 10% Stock Option Plan, as more fully described in the Management Information Circular. For Against 5. Amended and Restated Rolling 10% Stock Option Plan To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve the Company’s Amended and Restated Rolling 10% Stock Option Plan, as more fully described in the Management Information Circular. For Against 6. Amendment to the Restricted Share Plan To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to ratify and approve an amendment to the Company’s Restricted Share Plan which increases the number of common shares which may be reserved for issuance from treasury by the Company under its Restricted Share Plan from a maximum of 800,000 common shares to a maximum of 2,800,000 common shares, as more fully described in the Management Information Circular. For Against 7. Transact Other Business To transact such other business as may properly come before the Meeting or any adjournment thereof. For Against